FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2020

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 12 October, 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 12 October 2020
Unification – Results of Shareholder Meetings

Exhibit 99

Unification of Unilever's Corporate Structure - Results of the Shareholder Meetings of Unilever PLC

London/Rotterdam, 12 October 2020

On 11 June 2020, Unilever announced plans to unify its Group legal structure under a single parent company, Unilever PLC ("Unification"). On 10 August 2020, Unilever published a circular to shareholders of Unilever NV and Unilever PLC (the "Circular") and a prospectus for Unilever PLC (the "Prospectus") in connection with Unification.

Unilever is pleased to announce that at the court meeting (the "Court Meeting") and general meeting (the "General Meeting") of Unilever PLC shareholders held by electronic means earlier today in connection with Unification, all of the resolutions proposed were duly passed by Unilever PLC shareholders. This follows the passing of the resolutions at the extraordinary general meeting of shareholders of Unilever NV held virtually on 21 September 2020.

At the Court Meeting, a majority in number of Unilever PLC shareholders, who voted (either in person or by proxy) and who together represented over 75% by value of the votes cast, voted in favour of the resolution to approve the cross-border merger (the "Cross-Border Merger"). The resolution was duly passed as a result. At the General Meeting, the special resolution to approve the Cross-Border Merger and provide for its implementation was also passed by the requisite majority.

Court Meeting

The voting at the Court Meeting on the resolution to approve the Cross-Border Merger was taken on a poll and the results were as follows:

	Number of Unilever PLC shareholders voting	% of Unilever PLC shareholders voting	Number of votes	% of votes	% of eligible voting rights in Unilever PLC that were exercised(1)
FOR	3,618	95.99	886,681,185	99.50	76.26
AGAINST	151	4.01	4,496,530	0.50	0.39

Notes:

(1)   At 8.00 p.m. (London time) on 10 October 2020, the total number of issued ordinary shares of Unilever PLC was 1,168,530,650. Unilever PLC holds no ordinary shares in treasury and therefore the total number of voting rights for the ordinary shares was 1,168,530,650. At 8.00 p.m. (London time) on 10 October 2020, 2,627,276 ordinary shares of Unilever PLC (including ordinary shares represented by American Depositary Shares) were held by other companies in the Unilever group. The holders of such ordinary shares did not exercise their voting rights at the Court Meeting and the General Meeting. The total number of deferred shares in Unilever PLC is 100,000 (representing 3,214,285 voting rights). The holders of deferred shares did not exercise their voting rights at the Court Meeting and the General Meeting. Therefore, the total number of eligible voting rights in Unilever PLC for the Court Meeting was 1,162,689,089.

General Meeting

The voting at the General Meeting on the special resolution to approve the Cross-Border Merger and provide for its implementation was taken on a poll and the results were as follows:

	FOR		AGAINST		TOTAL	WITHHELD
Resolution	Number of votes	% of votes	Number of votes	% of votes	Number of votes	Number of votes(1)
Special resolution to approve the Cross-Border Merger and provide for its implementation	886,746,147	99.45	4,890,103	0.55	891,636,250	2,006,792

Notes:

(1)   Votes "Withheld" are not votes in law and are not counted in the calculation of the proportion of votes cast "For" or "Against" the special resolution.

Effecting Unification

Unilever is also pleased to announce that it has now received all relevant merger control, foreign investment and regulatory approvals in connection with the implementation of Unification.

Completion of Unification remains subject to the satisfaction or waiver of the other conditions set out in the Circular, including (but not limited to) the approval of the Cross-Border Merger by the High Court of Justice in England and Wales (the "UK High Court") at a hearing which is expected to be held on 2 November 2020.

Subject to satisfaction or waiver of those conditions, Unification is expected to become effective on 29 November 2020, with dealings in new Unilever PLC shares (including new Unilever PLC Shares represented by American Depositary Shares) commencing on 30 November 2020. The expected timetable of principal events for the implementation of Unification remains as set out in Unilever's announcement dated 29 September 2020.

A copy of the special resolution passed at the General Meeting has been submitted to the Financial Conduct Authority and will be available for inspection in due course on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Enquiries Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom	Unilever NV Weena 455 3013 AL Rotterdam The Netherlands

Media:	Media Relations team	Investors:	Investor Relations team
UK	+44 78 2527 3767		+44 20 7822 6830
	lucila.zambrano@unilever.com		investor.relations@unilever.com

NL	+44 77 7999 9683 +31 10 217 4844 +31 62 375 8385	JSibun@tulchangroup.com els-de.bruin@unilever.com marlous-den.bieman@unilever.com

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences. Unilever's ability to innovate and remain competitive. Unilever's investment choices in its portfolio management. the effect of climate change on Unilever's business. Unilever's ability to find sustainable solutions to its plastic packaging. significant changes or deterioration in customer relationships. the recruitment and retention of talented employees. disruptions in our supply chain and distribution. increases or volatility in the cost of raw materials and commodities. the production of safe and high quality products. secure and reliable IT infrastructure. execution of acquisitions, divestitures and business transformation projects. economic, social and political risks and natural disasters. financial risks. failure to meet high and ethical standards. and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission (the "SEC"), including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

IMPORTANT INFORMATION

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom. In connection with Unification, Unilever PLC expects to issue ordinary shares (including ordinary shares represented by American Depositary Shares) to security holders of Unilever N.V. in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Unification has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of Unification. Any representation to the contrary is a criminal offence in the United States.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Regulation (EU) No. 2017/1129, as amended. Any purchase of securities of Unilever PLC should only be made on the basis of information that is contained in the Prospectus. The Prospectus contains detailed information about Unilever PLC and its management, as well as financial statements and other financial data.  A copy of the Prospectus is available on the website of the Unilever Group at www.unilever.com/unification/documents. It may be unlawful to distribute these materials in certain jurisdictions. References to information and/or documents that are available on the Unilever Group's website are included in this announcement as an aid to their location. Such information or the contents of any such documents are not incorporated by reference in, and do not form part of, this announcement.

Citigroup Global Markets Limited ("Citi") is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Deutsche Bank AG ("Deutsche Bank") is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request or from www.db.com/en/content/eu_disclosures.html. UBS AG London Branch ("UBS") is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom.

UBS, Deutsche Bank and Citi are acting exclusively for Unilever and no one else in connection with the matters referred to in this announcement. In connection with such matters, UBS, Deutsche Bank, Citi, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this announcement or any other matter referred to herein.